Exhibit 99.3

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2009 and 2008.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of March 22, 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2009, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties at its 93,000-acre land base in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  During the quarter ended December 31, 2009, Jaguar acquired the 293,000-acre Gurupi Project in the state of Maranhão from Kinross Gold Corporation (“Kinross”).  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 182,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar was formed in 2002 and constructed and operated a small surface mining operation beginning in 2004.  This operation provided valuable cash flow to help develop its first underground mining operation at Turmalina, where construction of a mill and processing facility was completed in 2006.  Between 2007 and today, Jaguar has developed an additional four underground mines and is completing construction of its third processing facility.

The Company is currently producing gold at its Turmalina and Paciência operations.  During the quarter ended December 31, 2009, the Company completed the Phase I expansion of the Turmalina operation on-schedule and on-budget.  The Company’s Caeté Project is currently under its final stage of construction and is expected to be completed during the second quarter of 2010.

Given the proximity of the senior management team headquartered in Belo Horizonte to the Company’s nearby operating assets, significant operating flexibility and oversight of the operations is achieved.  More importantly, the Company benefits from the close proximity of its operations to one another, which produces synergies to be realized.  Few mining companies possess such an advantage.

As of the date of this MD&A, the Company has 1,535 employees.

The Company is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

OUTLOOK AND OBJECTIVES

The Company’s production and cash operating costs for the years ended December 31, 2009 and 2010 estimates are as follows:

	Actual	Actual	Estimated	Estimated
Operation	2009 Production (oz)	2009 Cash Operating Costs ($/oz) (2)	FY 2010 Production (oz)	FY 2010 Cash Operating Costs ($/oz) (1)

Turmalina	82,071	$424	95,000 - 101,000	$480 - 490
Paciência	66,671	$502	75,000 - 81,000	$495 - 510
Caeté	-	-	30,000 - 35,000	$500 - 510
Total	148,742	$459	200,000 - 217,000	$489 - 500
Sabará (3)	6,360	$680	-
Total	155,102	$468	200,000 - 217,000

Notes
1.	Estimated 2010 cash operating costs based on R$1.75 per $1.00.
2.	The 2009 exchange rate was R$2.04 per $1.00.
3.	Sabará is a non-core, idle facility.

The Company intends to become a mid-sized gold producer with sustainable production of approximately 650,000 ounces of gold per year by 2014.  The Company believes that the development initiatives it has carried out to date, which include approximately 45 km of underground development at its properties in Minas Gerais, as well as management's extensive experience operating in the Iron Quadrangle coupled with the geological characteristics of other gold operations in the district, provides a strong basis that adequate mineral resources exist and additional resources will be identified and developed in time to sustain its production targets.  The Company believes the identification of additional gold resources in the normal course to meet its production targets will not be a constraining issue.  The Company’s primary properties remain open at depth and along strike.

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines, by adding resources and reserves at its existing properties and by accretive transactions to add to the Company’s aggressive growth profile.  The Company plans to achieve this objective by completing the development of its Caeté Project and expanding overall production at its three largest properties.  The Company continues to aggressively explore and develop its resources in Brazil.  The Company acquired MCT Mineração Ltda. (“MCT”), an indirect, wholly-owned subsidiary of Kinross for US$42.5 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil. The Company has sought to reduce its risk profile and to differentiate itself from other junior mining companies by developing and expanding several mining operations rather than focusing on one operation.  This multiple-operation strategy will also allow the Company to rapidly grow the overall business if exploration confirms additional mineral resources at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other junior gold developers.

The Company believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes internally-generated cash flow from operations will allow it to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2009, dated March 22, 2010 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended December 31, 2009, the Company produced a total of 39,891 ounces of gold at Turmalina, Paciência and Sabará at an average cash operating cost of $539 per ounce compared to 37,916 ounces at an average cash operating cost of $396 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the quarter ended December 31, 2009 increased 5% from the comparable quarter in 2008.  Production for the quarter ended December 31, 2009 was below expectations and cash operating costs were above management’s expectations for the quarter due primarily to lower than anticipated grades at the Turmalina operation. A sharp rise in the Brazilian real versus the US dollar accounted for over one-half of the increase in average cash operating costs over average cash operating costs reported in the quarter ended December 31, 2008, while lower grades at Turmalina accounted for the balance.

During the year ended December 31, 2009, the Company produced a total of 155,102 ounces of gold at Turmalina, Paciência and Sabará at an average cash operating cost of $468 per ounce compared to 115,348 ounces at an average cash operating cost of $429 per ounce compared to the prior year (see Non-GAAP Performance Measures), a production increase of 34%. The Sabará operation was idled for eight months during 2009 and only produced 6,360 ounces during the year compared to 18,199 ounces produced in 2008.  This resulted in a shortfall of overall production as compared to the Company’s production plan.  Excluding the Sabará (heap leach) operation, Jaguar’s 2009 gold production from its sulfide operations (Turmalina and Paciência) totaled 148,742 ounces, well within the range expected by management for these two operations, and represented an increase of 53% as compared to 97,149 ounces in 2008.

In early 2010, the Company completed a review of Sabará, a non-core facility which remains idle.  Consequently, the Company recorded a charge of approximately $3.5 million during the quarter ended December 31, 2009.  The Company is considering its alternatives with respect to Sabará, which could include, among other things, seeking a buyer for the operation along with the oxide mineral concessions that can supply that processing facility.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Turmalina, Paciência and Sabará for the quarters and year ended December 31, 2009 and 2008.

Quarter Ended December 31, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	179	3.93	89%	21,184	$63.00	$523
Paciência	178	3.41	93%	18,707	59.30	556
Sabará	-	-	-	-	-	-
Total	357	3.67	91%	39,891	$61.20	$539

Year Ended December 31, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	588	4.81	89%	82,071	$59.60	$424
Paciência	646	3.42	93%	66,671	51.20	502
Sabará	169	1.80	66%	6,360	26.10	680
Total	1,403	3.81	89%	155,102	$51.70	$468

Quarter Ended December 31, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	128	5.93	89%	19,987	$52.80	$330
Paciência	147	3.43	92%	13,423	41.20	413
Sabará	105	1.62	65%	4,506	21.20	641
Total	380	3.78	87%	37,916	$39.60	$396

Year Ended December 31, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	481	5.46	88%	72,785	$55.30	$364
Paciência	277	3.28	92%	24,364	43.00	443
Sabará	475	1.54	66%	18,199	22.50	667
Total	1,233	3.46	85%	115,348	$39.90	$429

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s operations, project development and exploration during the quarter ended December 31, 2009 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant, which was expanded during 2009 from its previous designed operating level of 1,500 tpd.

During the quarter ended December 31, 2009, Turmalina produced 21,184 ounces of gold at an average cash operating cost of $523 per ounce compared to 19,987 ounces at an average cash operating cost of $330 per ounce during the quarter ended December 31, 2008.  Mine production at Turmalina during the quarter ended December 31, 2009 totaled 179,973 tonnes at an average run-of-mine (“ROM”) grade of 4.34 grams per tonne compared to 126,777 tonnes of ore at an average ROM grade of 6.01 grams per tonne during the quarter ended December 31, 2008.  Ore processed through the mill during the quarter ended December 31, 2009 totaled 178,609 tonnes at an average feed grade of 3.93 grams per tonne.  The average plant recovery rate was 89% for the quarter.

During the year ended December 31, 2009, Turmalina produced 82,071 ounces of gold at an average cash operating cost of $424 per ounce compared to 72,785 ounces at an average cash operating cost of $364 per ounce during the year ended December 31, 2008.  Mine production during 2009 totaled 621,467 tonnes at an average ROM grade of 5.03 grams per tonne compared to 497,122 tonnes at an average ROM grade of 5.31 grams per tonne during 2008.  Ore processed through the mill during the year ended December 31, 2009 was 587,949 tonnes at an average feed grade of 4.81 grams per tonne compared to 480,814 tonnes at an average feed grade of 5.46 grams per tonne during 2008.  The average plant recovery rate for 2009 was 89%, nearly achieving the design rate of 90%, compared to 88% in 2008.

Exploration - Brownfield

Jaguar intends to conduct additional underground exploration as part of the development of Turmalina’s Ore Bodies A, B and C, and Zone D with a goal of increasing resources and reserves and expanding Turmalina’s annual production beyond the current plan of 100,000 ounces.

At Ore Body C and Zone D (the “Satinoco Zone”), additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  During the quarter ended December 31, 2009, the Company continued drilling in the Satinoco structure to estimate oxide and sulfide mineral resources.   During 2009, a total of 5,017 meters of drilling in 31 drill holes was completed.  Mining of these oxide resources commenced during the quarter ended December 31, 2009.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The following table provides drill results from Zone D sulfide zone for the most significant intersections.

Zone D - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FSN-178	70.00	75.00	21.47	5.00
FSN-180	203.30	205.60	3.23	2.30
FSN-181	34.90	38.90	3.63	4.00
FSN-185	23.00	27.05	4.24	4.05
FSN-187	68.70	69.75	3.06	1.05
FSN-188	28.70	33.00	15.37	4.30
FSN-191	53.50	55.50	4.48	2.00
FSN-193	166.50	167.50	3.37	1.00
FSN-194	38.20	40.20	3.64	2.00
Note: Not all holes represent true width.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target.  Management believes this new structure has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometers from the Turmalina Plant in a structure parallel to the existing ore bodies.  Some limited mining at this target was carried out at shallow depths but it was not significant.  Over the past two years, Jaguar has conducted work in the area, including soil sampling, trenching and 668 meters of drilling in four drill holes.  Drill results confirmed continuity of the mineralization along strike.

During the quarter ended December 31, 2009, drilling activity was focused on the Faina/Pontal Zone, which contains 280,000 ounces of measured and indicated gold resources to an average depth of 350 meters. Drilling activities at the Faina Target, north and up-strike from current mining location at Ore Bodies A, B and C and Zone D, included the use of four drill rigs to evaluate (a) the oxide zone of the mineralized bodies and (b) oxide extensions in the fresh rock (infill drilling in the refractory mineralization).  During 2009, a total of 17,319 meters of drilling in 72 drill holes was completed, with very encouraging preliminary assay results.  The Company expects to provide a resource estimate for the Faina/Pontal Zone consistent with NI 43-101 standards during the second quarter of 2010.

Available results are summarized in the table below:

Faina - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FUH-27	126.00	135.00	4.40	9.00
FUH-28	137.40	146.40	2.73	9.00
FUH-29	116.50	121.50	3.33	5.00
FUH-30	68.00	69.00	17.25	1.00
FUH-34	132.50	136.50	5.76	4.00
FUH-37	192.00	204.00	10.71	12.00
FUH-38	179.50	185.50	4.06	6.00
	190.50	204.50	4.94	14.00
FUH-39	160.00	168.20	2.24	8.20
FUH-42	191.00	194.00	8.83	3.00
FUH-43	58.65	62.65	4.08	4.00
FUH-44	122.00	125.00	9.94	3.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FUH-46	257.50	267.50	5.53	10.00
FUH-48	212.40	220.40	3.32	8.00
FUH-50	217.00	223.00	2.82	6.00
FUH-51	56.50	61.65	3.73	5.15
	114.40	116.40	7.29	2.00
FUH-54	295.90	298.90	5.89	3.00
FUH-55	175.70	180.70	3.43	5.00
	208.00	221.00	9.65	13.00
FUH-57	171.00	178.00	5.75	7.00
FUH-58	212.40	214.40	6.58	2.00
FUH-60	162.80	165.90	8.73	3.10
	253.00	255.00	14.18	2.00
FUH-65	64.25	69.25	5.40	5.00
FUH-66	77.00	82.00	6.81	5.00
FUH-69	46.60	48.60	4.84	2.00
FUH-73	7.15	12.90	5.92	5.75
FUH-74	42.30	53.30	15.10	11.00
FUH-75	206.50	211.50	5.84	5.00
	216.90	220.90	4.00	4.13
	284.00	287.00	4.66	3.00
FUH-76	6.00	17.00	4.40	11.00
FUH-77	23.50	30.50	7.07	7.00
FUH-83	302.50	310.50	4.50	8.00
FUH-86	56.70	64.90	3.14	8.20
FUH-87	174.50	177.50	2.43	3.00
FUH-91	275.60	277.80	2.70	2.20
FUH-92	285.80	288.30	3.00	2.50
Note: Not all holes represent true width.

Paciência
Operations

Paciência’s Santa Isabel Mine is an underground mine utilizing the “cut and fill” mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the adjacent 1,800 tpd CIP processing plant.

 During the quarter ended December 31, 2009, Paciência produced 18,707 ounces of gold at an average cash operating cost of $556 per ounce compared to 13,423 ounces at an average cash operating cost of $413 per ounce during the quarter ended December 31, 2008. The stronger Brazilian real (R$1.74 per $1.00 in Q4 2009 versus R$2.28 per $1.00 in Q4 2008) accounted for two-thirds of the increase in average cash operating costs in Q4 2009 compared to Q4 2008.  Consolidated ore production for the Paciência mining complex during the quarter ended December 31, 2009 totaled 188,021 tonnes at an average ROM grade of 3.70 grams per tonne compared to ore production of 114,785 tonnes at an average ROM grade of 3.29 grams per tonne during the quarter ended December 31, 2008.  Ore processed through the mill during the quarter ended December 31, 2009 totaled 178,479 tonnes with an average feed grade of 3.41 grams per tonne compared to 146,666 tonnes with an average feed grade of 3.43 grams per tonne in the quarter ended December 31, 2008.  The average plant recovery rate was on plan at 93% for the quarter ended December 31, 2009 compared to 92% during the same period in 2008.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

For the year ended December 31, 2009, Paciência produced 66,671 ounces of gold at an average cash operating cost of $502 per ounce compared to gold production of 24,364 ounces at an average cash operating cost of $443 per ounce in the year ended December 31, 2008, the inaugural year for operations at Paciência.  Mine production during 2009 totaled 665,243 tonnes at an average ROM grade of 3.59 grams per tonne compared to 283,245 tonnes at an average ROM grade of 3.29 grams per tonne during 2008.  Ore processed through the mill during the year ended December 31, 2009 was 645,556 tonnes at an average feed grade of 3.42 grams per tonne compared to 277,431 tonnes at an average feed grade of 3.28 grams per tonne during 2008.  The average plant recovery rate for 2009 was 93% as compared to 92% in 2008.

Management plans to continue ore shipments to the Paciência operation from the Pilar Mine until the stockpile of development ore adjacent to the Caeté Plant (under construction) is processed during the commissioning phase.  Once that is achieved, management intends to divert ore from the Pilar Mine to the Caeté Plant to blend with ore from the Roça Grande Mine as feed for the new CIP plant.  Gold production at Paciência should not be materially affected as increases in ore production from the Santa Isabel mine, Palmital Mine and NW1 Target are expected to offset the re-direction of Pilar ore and lead to lower cash operating costs due to shorter hauls.

Exploration - Brownfield

During 2009, the Company continued its exploration program in the NW1 and Conglomerates targets, as well as other targets, including drifts for mine development, in an effort to increase the resource base for the Paciência operation.  During the quarter ended December 31, 2009, the Company released the results of its 2009 exploration program in the Paciência complex.

Overall, the grades and mineralization observed at the NW1 Target are similar to those measured at the Santa Isabel Mine.   The access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 2,393 meters of ramp and drifts have been developed at the NW1 Target, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut is expected to intersect the second level of the Santa Isabel Mine during the second quarter of 2010.  A total of nine surface drill holes totaling 1,450 meters were completed at the NW1 Target to better define mineralization detected during the underground drifting process.  Results of these holes were quite positive and are summarized below.  Underground activities continue with development, drilling and sampling of the drift’s face and roof.

NW1 - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Au Grade (g/t)	Thickness (m)
FMZ-039	86.15	88.15	3.50	2.00
	115.60	121.60	4.26	6.00
FMZ-040	94.50	98.50	2.04	4.00
	102.50	104.15	43.88	1.65
FMZ-041	127.20	128.20	2.35	1.00
FMZ-042	120.75	121.75	8.55	1.00
	148.05	150.05	2.86	2.00
FMZ-043	119.10	126.10	3.95	7.00
	129.10	130.10	2.72	1.00
FMZ-044	91.00	92.00	13.67	1.00
FMZ-045	110.75	112.75	1.12	2.00
	115.75	116.75	1.90	1.00
	137.80	138.80	2.17	1.00
Note: Not all holes represent true width.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During 2009, the Company also completed 2,812 meters of drilling in 13 drill holes at the Paciência Shear Zone between the NW1 Target and the Santa Isabel Mine.  Drill hole results confirmed the continuity along strike of the structure between these two areas.

At the Bahú Target, located approximately 6.5 kilometers northwest of the Santa Isabel Mine, a review of the work done by previous owners (1983-1984) showed at least three potential levels of gold mineralization in a large area approximately 300-meters wide.  The rocks in this area present visible evidence of hydrothermal alteration in a shear zone which hosts the Santa Isabel Mine, NW1, Chamé and other promising targets.

Thus far in the Bahú exploration drift, a total of 610 m2 of mineralization has been identified with an average grade of 6.18 grams per tonne.  In addition, a separate mineralized zone estimated at 520 m2 with an overall average grade of 7.96 grams per tonne, was intercepted to the south of the Bahú drift.  Several other mineralized intersections were identified by the drilling effort.  The following table provides the most significant intersections.

Bahú - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FSV-01	118.95	121.60	11.18	2.65
FSV-09	49.10	53.06	13.53	3.96
FSV-11	66.45	68.25	7.96	1.80
	158.99	166.07	7.01	7.08
FBA-03	34.79	35.20	15.38	0.41
FBA-06	65.30	66.61	9.62	1.31
FBA-07	86.93	88.36	3.86	1.43
FBA-08	73.75	76.14	10.96	2.39
FBA-09	55.35	59.25	7.89	3.90
Note: Not all holes represent true width.

Additional analysis of this data is required to estimate the resource base.  However, early indications suggest the target has structure, size and ore characteristics similar to the producing Santa Isabel Mine.  During the quarter ended December 31, 2009, the Company started a complementary diamond drill program at the Bahú Target.  To date, a total of 1,272 meters of drilling in seven drill holes has been completed.  The Company intends to conduct additional drilling in 2010 to estimate the resource base at this location.

A third area referred to as the Jatobá Target is located some 800 meters southeast of the Bahú Target.  The Jatobá Target is of great interest given the historical surface mining which has taken place above the identified structure.  Despite the surface disruption, channel sampling yielded results ranging between 1.00 grams per tonne and 9.00 grams per tonne over the mass of microcrystalline quartz, which is compatible with the mineralization of the trend.  The soil sampling grid that covers this area revealed several anomalies, indicating the existence of other mineralized levels that could potentially be surface mined.  During 2010, the Company intends to conduct a detailed exploration program, which will include trenching and diamond drilling, with the goal of estimating mineral resources.

At the Palmital Mine, the Company continues with underground development at level three to expose the conglomerate horizon as well as working on ramp development to access level four.  Channel samples carried out to date confirm the grades and the continuity defined during the surface and underground drilling campaigns.  During the quarter ended December 31, 2009, the Company started a complementary underground drilling program to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef further along the strike.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Jaguar controls other targets along the Paciência Shear Zone, which shows mineralization similar to the Santa Isabel Mine.  During the quarter ended December 31, 2009, the Company initiated survey activity to evaluate these targets, which are known as Monges, Ajuda, Quati and Viana targets.  The Company expects to carry out trenching and drilling to further evaluate these targets during 2010.

Two additional targets in the Paciência concession base where Jaguar is active include the Banded Iron Formation (“BIF”) North Target and the Urubu Target.  Both targets are part of the Rio de Peixe property, which is located approximately 25 kilometers from the Paciência Plant.

At the BIF North Target, a total of 7,025 meters of drilling in 70 drill holes was completed in 2009. The Company began the mineral resource estimate process for this target during the quarter ended December 31, 2009.  During the current exploration campaign, new gold mineralization was found approximately 700 meters from the BIF North Target.  The Company has carried out trenching in this 250-meter area with positive results and detailing work is underway.  The table below presents the most significant drill results for the BIF North Target.

Rio de Peixe BIF North - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FRB-002	21.95	24.95	1.14	3.00
	30.95	34.95	1.30	4.00
FRB-003	31.10	42.10	1.17	11.00
FRB-004	64.50	67.65	2.80	3.15
FRB-005	0.00	10.75	1.08	10.75
	13.00	30.00	0.71	17.00
FRB-006	0.00	11.00	4.26	11.00
	19.00	27.00	1.81	8.00
FRB-008	20.45	28.50	1.88	8.05
FRB-009	35.70	41.70	1.54	6.00
FRB-011	29.50	38.50	1.72	9.00
FRB-013	6.10	17.00	0.88	10.90
	26.00	36.05	3.29	10.05
FRB-014	13.00	22.00	1.28	9.00
FRB-015	20.00	30.00	1.31	10.00
	44.00	47.00	2.49	3.00
FRB-016	59.00	69.00	0.92	10.00
FRB-017	14.20	20.30	1.03	6.10
FRB-019	18.60	31.85	1.54	13.25
FRB-020	21.60	27.60	4.81	6.00
FRB-021	19.00	44.00	2.65	25.00
	50.00	69.00	0.89	19.00
FRB-025	10.00	20.00	1.48	10.00
	32.00	38.00	1.14	6.00
FRB-028	16.70	20.70	1.96	4.00
FRB-029	44.80	52.00	1.81	7.20
FRB-034	8.60	17.00	2.95	8.40
FRB-035	0.00	22.00	4.37	22.00
FRB-037	98.00	103.10	3.28	5.10
FRB-043	24.45	31.00	1.15	6.55
	34.00	38.00	1.57	4.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FRB-044	24.00	31.00	1.47	7.00
FRB-045	42.00	47.00	2.30	5.00
FRB-046	71.00	77.00	2.22	6.00
FRB-047	62.30	66.00	2.24	3.70
FRB-055	43.00	53.00	10.60	10.00
FRB-056	6.00	16.00	3.77	10.00
	24.00	28.00	18.40	4.00
	43.00	71.00	1.01	28.00
FRB-063	37.00	42.00	1.97	5.00
FRB-064	46.00	51.00	1.00	5.00
Note: Not all holes represent true width.

The area’s north and south extensions have been extensively covered by soil geochemistry.  Several anomalies have been identified and noted for the work in progress.

A new mineralized area referred to as the Urubu Target, located approximately 700 meters southeast of the BIF North Target, contains an estimated 350 meters of mineralized horizons along the strike.  Samples taken from the outcrops as well as trenching results are summarized below.

Urubu Target	Outcrop	Trench TRB033	Trench TRB023
Mineralized Horizons	8.00 g/t x 2.00 m	1.05 g/t x 8.00 m	10.35 g/t x 4.00 m
	6.40 g/t x 2.00 m	1.51 g/t x 5.00 m	0.52 g/t x 4.00 m
	1.00 g/t x 3.00 m	1.12 g/t x 4.00 m	5.63 g/t x 4.00 m
		0.87 g/t x 2.00 m	3.45 g/t x 6.00 m

This is a hydrothermalized zone characterized by sericite carbonated schists with three to four mineralized levels, apparently continuous and located near a BIF horizon that could be an extension of the same formation hosting the BIF North Target.  Additional drilling and analysis to determine if these zones are linked continues.

Sabará
Operations

Sabará Zone A and Serra Paraíso are above ground mines from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant located adjacent to the Zone A Mine.  Sabará is a limited life, non-core asset.

During the quarter ended December 31, 2009, the Company continued to leave the Sabará operation idle given the heavy rainfall and supply sources of oxide ore available for leaching.  No ore was produced or shipped to the plant during the quarter.

After a strategic review of the Sabará operation, which was completed in early-2010, the Company’s management deemed this operation to be a non-core facility and recorded a charge against earnings of approximately $3.5 million during the quarter ended December 31, 2009.  The charge represented the current book value of the assets less an estimate of the salvage value of the equipment.  Management continues to assess the alternatives with respect to the Sabará facility.  These alternatives include seeking a buyer for the equipment or relocating the leaching plant to a new site which has considerable oxide resources.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Caeté Project
Development

Construction of the Company’s new Caeté Project is on-schedule and on-budget on a local currency basis (R$).  All permits, licenses and power contracts necessary for mine development and construction have been received.  The processing facilities will include crushing and grinding plants followed by a gravity separation circuit, a flotation plant (10% mass recovery and 90% gold recovery), whose concentrate feeds a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant, after a regrinding circuit.  Cyanidation of only about 10% of the total mill feed mass will be required, therefore minimizing environmental costs.  The new plant will process the sulfide ore from the Company’s Pilar and Roça Grande Mines and other nearby targets.  The Company intends to use a combination of "cut and fill" and "selective stoping" methods at both mines, which incorporates a treated tailings backfill system.

Detailed engineering for the Caeté Project is complete, on-site support facilities are 94% complete and all components for the CIP processing plant are on-site.  Overall, the implementation of the Caeté Project is 85% complete with civil works being 90% complete.  The Pilar Mine, which will be the initial ore source for the Caeté Plant, is fully commissioned and producing ore today.  Commissioning of the Caeté Plant is expected to commence during the second quarter of 2010.

Mine development at the Roça Grande Mine is complete and the Pilar Mine is developed and producing ore.  In December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice through early 2010, at which time Pilar ore will be diverted to the newly built Caeté Plant.  Drawing on the ore supplied from the fully-developed Pilar Mine has allowed the Company to train Caeté personnel under actual operating conditions and refine mining procedures, which should streamline start-up of the mine once the regional processing plant at Caeté is completed.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling is planned over the next few years on targets near the Caeté regional processing plant, including the Catita II, Serra Paraíso, Boa Vista, Lavra Velha and Carranca targets.

At the Catita II Target, which was previously mined in the mid-1900’s, the Company recently completed the second phase of a drill program that included 13,810 meters of drilling in 34 drill holes.  The Company completed a preliminary resource estimate for this concession.  Given the positive results, the Company has decided to continue the drilling program during 2010 to further increase resources.  The mineralization is open laterally and at depth.

At the Serra Paraíso area, which includes the Serra Paraíso and Lavra Velha targets, the Company completed a drill program to evaluate the refractory sulfide ore.  Drill results from several holes confirm the continuity of the mineralization to at least 200 meters from the oxide mining pit.  The sulfide resource estimate process began in 2010.  Management believes this is a mid-range target not likely to be developed in the next three years.

The Lavra Velha Target is located 11 kilometers southwest of the Caeté CIP Plant currently under construction.  During 2009, the Company drilled a total of 8,350 meters in 46 drill holes at this target.  The following table presents the most significant drill results.

Lavra Velha - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FLV-001	57.90	62.15	6.53	4.25
	78.75	79.70	15.67	0.95
FLV-003	44.05	47.05	2.70	3.00
FLV-005	38.15	45.20	2.10	7.05
FLV-006	48.40	49.40	4.25	1.00
FLV-007	22.35	27.15	6.32	4.80
	49.05	50.35	22.00	1.30

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FLV-011	9.50	10.50	5.13	1.00
FLV-014	19.50	23.90	2.45	4.40
FLV-018	22.60	29.45	3.12	6.85
	45.01	46.00	6.55	0.99
FLV-020	72.20	74.60	3.25	2.40
	87.15	90.05	4.18	2.90
FLV-023	81.50	83.80	9.21	2.30
	87.95	89.20	7.48	1.25
	95.80	99.10	4.51	3.30
FLV-024	19.45	23.55	1.89	4.10
FLV-025	80.80	81.80	8.78	1.00
FLV-029	68.00	70.15	6.60	2.15
FLV-030	98.45	103.10	2.38	4.65
FLV-033	50.10	51.40	4.75	1.30
FLV-035	95.95	100.85	1.72	4.90
FLV-036	58.80	66.45	3.26	7.65
FLV-040	40.25	41.20	4.30	0.95
FLV-041	33.50	35.50	27.13	2.00
FLV-045	28.25	32.10	2.01	3.85
FLV-048	105.00	107.80	9.47	2.80
FLV-049	71.15	73.30	3.00	2.15
	75.20	77.15	6.09	1.95
FLV-050	114.55	118.25	3.27	3.70
FLV-053	107.10	109.00	5.13	1.90
FLV-055	83.55	84.55	3.60	1.00
FLV-056	36.05	37.10	3.17	1.05
FLV-057	74.40	77.65	4.31	3.25
FLV-059	62.55	65.45	6.25	2.90
FLV-061	256.25	258.25	2.43	2.00
FLV-065	89.70	90.65	6.13	0.95
FLV-066	67.75	68.65	7.08	0.90
FLV-067	46.80	48.75	2.94	1.95
FLV-076	125.55	126.50	4.97	0.95
FLV-078	78.65	86.35	4.04	7.70
FLV-079	116.20	120.05	4.80	3.85
	153.55	154.75	7.67	1.20
FLV-080	127.00	129.10	6.60	2.10
FLV-082	169.00	173.90	4.04	4.90
FLV-086	65.85	66.80	3.85	0.95
FLV-087	132.15	142.05	3.63	9.90
	145.05	147.00	4.00	1.95
FLV-089	157.65	160.55	1.96	2.90
FLV-090	229.15	231.30	2.24	2.15
	243.10	245.10	2.47	2.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

FLV-091	280.55	283.65	4.98	3.10
FSP-002	34.10	40.80	5.38	6.70
FSP-004	33.30	35.45	5.95	2.15
FSP-005	57.75	62.75	2.20	5.00
FSP-006	11.55	13.55	2.58	2.00
FSP-009	11.55	14.70	2.04	3.15
Note: Not all holes represent true width.

Drilling has confirmed that the mineralization in the area consists of lenses of various dimensions, which demonstrate significant continuity along the plunge.  The Company is currently preparing a geological model to estimate the sulfide resources.

The Boa Vista Target is located 15 kilometers and 20 kilometers from the Sabará Plant and the Caeté Project, respectively.  The Company initiated preliminary exploration activities in this target.  Channel sample results were encouraging.  The majority of the ore at the Boa Vista Target is oxide and could be treated at the Company’s Sabará CIC plant.  The Company intends to begin a drill program in this target in the near future.  The Boa Vista Target contains 80,000 ounces of pre NI 43-101 mineral resources.  The property was acquired by the Company from Vale.

In the same concession area, the Company identified another target known was Boa Vista II Target and conducted cleaning and outcrop sampling.  Gold intersections at the channels were encouraging.  As result, the Company is conducting trenching and surface drilling to evaluate the potential in the area.

At the Água de Sapo Target, trenching along the strike of the mineralization was conducted during 2009.  Drilling at this target is currently underway.

In the Carrancas Target, reconnaissance and drilling of old underground workings (galleries) is taking place.  Over 100 galleries have been identified in the area, several of which show evidence of past gold mining.  The mineralization occurs in BIF lenses with thicknesses generally less than one meter and grades between 1.00 grams per tonne to 4.00 grams per tonne with some samples showing up to 40.00 grams per tonne.  The Company plans to begin drilling at the Carrancas Target during the second half of 2010.

Gurupi Project

During the quarter ended December 31, 2009, Jaguar acquired 100% of MCT Mineração Ltda. (“MCT”) for US$42.5 million from Companhia Nacional de Mineracão ("CNM"), an indirect, wholly-owned subsidiary of Kinross.    MCT holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

Jaguar satisfied the US$42.5 million purchase price by issuing 3,377,354 Jaguar common shares to CNN, representing approximately 4.07% of Jaguar's outstanding common shares (on a non-diluted basis) as of the date of the acquisition.

No commercial production of gold has taken place on the Gurupi property.  In 2005, AMEC plc (“AMEC”) completed a feasibility study for Kinross, which yielded measured and indicated gold resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne totaling 1,559,800 ounces.

On December 7, 2009, Jaguar filed on SEDAR a NI 43-101 statement of resources technical report on the Gurupi Project.  The technical report was prepared by Pincock Allen & Holt (“PAH”) and stated measured and indicated gold resources of 70,159,952 tonnes at an average grade of 1.12 grams per tonne totaling 2,516,326 ounces and inferred gold resources of 18,821,168 tonnes at an average grade of 1.02 grams per tonne totaling 618,595 ounces.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Immediately after the acquisition, Jaguar commissioned AMEC to prepare a revised feasibility study for the Gurupi Project, which is expected to be completed early in the second quarter of 2010.  AMEC’s revised feasibility study will be based on PAH’s statement of resources technical report and will utilize alternative stripping ratios and pit designs, as well as other factors including gold price assumptions.

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During 2007 and 2008, Jaguar completed an exploration drill program to test the continuity of the mineralization at depth and laterally.  To-date, 101 drill holes totaling 9,885 meters have been completed.  During the second half of 2009, the Company carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  The Company also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed in 2010.

During the quarter ended December 31, 2009, the Company developed a new trenching plan incorporating a retro-excavator.  The current plan is to perform approximately 4,000 m of trenching over soil anomalies that show grades over 0.2 g/t in the Mirador-Coelho-Queimada region, the area deemed to have the greatest potential.

Below is a summary of the activities carried out during 2009 at the Pedra Branca Project.

Activity	2009
	m	samples
Stream sediment sampling		685
Soil sampling	43,200	1,595
Rock sampling / Chip		520
Trenching	7,770	2,130

The drill results disclosed in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Mineral Resources and Reserves

The tables of mineral resource and reserve estimates below are current as of December 31, 2009.  Mineral resource and reserve estimates disclosed herein in connection with Sabará, Turmalina, Paciência and Caeté were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.  The mineral resource estimates disclosed herein in connection with the Gurupi Project were reviewed by Jeremy L. Clark and Barton G. Stone, C.P.G. of PAH.  Mr. Clark and Mr. Stone both serve as Jaguar's independent Qualified Persons in accordance with NI 43-101.

Table 1 - Summary of Estimated Mineral Resources*
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará(1)	491,530	1.67	245,970	1.47	737,500	1.61	439,000	2.24	38,070	31,620
Paciência
Santa Isabel(2)	1,651,480	3.98	2,331,680	3.24	3,983,160	3.55	1,356,710	3.67	454,240	160,270
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,330	80,390
Total	3,293,480	3.83	3,898,680	3.53	7,192,160	3.67	1,856,710	4.03	848,570	240,660
Caeté Project
Pilar(3)	2,137,260	4.05	1,668,020	4.71	3,805,280	4.34	1,757,090	6.20	530,510	350,400
Roça Grande(3)	4,686,090	2.97	4,927,390	3.82	9,613,480	3.41	1,540,660	3.88	1,053,480	192,410
Other(1)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Total	7,352,350	3.47	7,125,410	4.18	14,477,760	3.82	3,627,750	5.20	1,776,640	606,880
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	21,990
Ore Bodies A and B(5)	331,160	4.52	2,277,280	5.58	2,608,440	5.44	809,600	6.54	456,370	170,340
Ore Body C(5)	627,700	2.57	1,118,070	3.51	1,745,770	3.17	479,740	3.70	178,070	57,110
Total	1,298,460	3.87	4,586,350	5.10	5,884,810	4.83	1,409,340	5.50	914,310	249,440
Gurupi
Cipoeiro(6)	-	-	49,407,050	1.17	49,407,050	1.17	6,813,170	1.10	1,852,367	240,980
Chega Tudo(6)	-	-	20,752,902	1.00	20,752,902	1.00	12,007,998	0.98	663,959	377,615
Total	-	-	70,159,952	1.12	70,159,952	1.12	18,821,168	1.02	2,516,326	618,595
TOTAL IN SITU RESOURCES					98,452,182	1.93	26,153,968	2.08	6,093,916	1,747,196

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Table 2 - Summary of Estimated Mineral Reserves*
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará(1)	100,460	1.68			100,460	1.68	5,440
Turmalina
Ore Bodies A and B(5)	293,020	3.62	2,366,890	4.78	2,659,910	4.65	397,860
Ore Body C(5)	638,240	2.20	1,162,060	3.01	1,800,300	2.72	157,600
Total	931,260	2.65	3,528,950	4.20	4,460,210	3.87	555,460
Paciência
Santa Isabel(2)	1,713,200	3.43	2,383,510	2.82	4,096,710	3.07	405,040
Caeté Project
Pilar(3)	1,719,860	3.67	1,680,760	4.20	3,400,620	3.93	430,150
Roça Grande(3)	2,805,180	2.88	3,038,880	3.74	5,844,060	3.33	625,020
Total	4,525,040	3.18	4,719,640	3.90	9,244,680	3.55	1,055,180
TOTAL	7,269,960	3.15	10,632,100	3.76	17,902,060	3.51	2,021,120

   *   Mineral resources listed in Table 1 include mineral reserves listed in Table 2.    Totals reflect depletion from production through December 31, 2009.  Some columns and rows may not total due to rounding.

(1)           TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
(2)           TechnoMine NI 43-101 Feasibility Study on the Paciência Gold Project filed on SEDAR on August 9, 2007.
(3)           TechnoMine NI 43-101 Feasibility Study on the Caeté Gold Project filed on SEDAR on September 17, 2008.
(4)           TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.
(5)           TechnoMine NI 43-101 Feasibility Study on the Turmalina Expansion Project filed on SEDAR on September 11, 2008.
(6)           PAH NI 43-101 Technical Report on the Gurupi Project filed on SEDAR on December 4, 2009.

Although the Company has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2009 filed on SEDAR and available at www.sedar.com, and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR.

FINANCIAL REVIEW

During the quarter ended December 31, 2009, the market price of gold (London PM Fix) traded in a range of $1,004 to $1,213, and averaged $1,102.  This was approximately 39% higher than the average price for the quarter ended December 31, 2008.    Gold prices were highly volatile during the quarter ended December 31, 2009.  Gold has continued to be influenced by interest rates, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended December 31, 2009 would have changed the Company’s income before income taxes by approximately $4.0 million.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”). The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended December 31, 2009 and the quarter ended December 31, 2008 were 1.06 and 1.21 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended December 31, 2009 and the quarter ended December 31, 2008 were 1.74 and 2.28 respectively. While the Company’s costs were negatively impacted during the fourth quarter as a result of the strengthening of the Brazilian real relative to the US dollar, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs. A 10% change in the average R$ exchange rate during the quarter ended December 31, 2009 would have changed operating income by approximately $8.1 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ in 000s, except per share amounts)	2009	2009	2009	2009	2008	2008	2008	2008
Net sales	$39,497	$35,165	$32,786	$33,285	$27,874	$25,799	$21,187	$18,797
Net income (loss)	(29,381)	6,906	9,724	4,758	(3,443)	(1,301)	(351)	839
Basic and diluted income (loss) per share	(0.36)	0.09	0.12	0.07	(0.05)	(0.02)	(0.01)	0.01

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2009	2008	2009	2008
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$39,497	$27,874	$140,734	$93,657
Ounces sold	35,944	35,138	143,698	108,944
Average sales price $ / ounce	1,099	793	979	860
Gross profit	10,363	7,103	42,583	27,354
Net loss	(29,381)	(3,443)	(7,992)	(4,256)
Basic loss per share	(0.36)	(0.05)	(0.10)	(0.07)
Diluted loss per share	(0.36)	(0.05)	(0.10)	(0.07)
Weighted avg. # of shares outstanding - basic	80,738,919	63,982,281	76,410,916	62,908,676
Weighted avg. # of shares outstanding - diluted	80,738,919	63,982,281	76,410,916	62,908,676

Quarter and Year ended December 31, 2009 compared to December 31, 2008

Sales in the quarter ended December 31, 2009 increased $11.6 million or 42% from the quarter ended December 31, 2008, primarily due to an increase in ounces of gold sold and increase in the average realized gold price.  The number of ounces of gold sold increased 2% to 35,944 ounces in the quarter ended December 31, 2009 compared to 35,138 ounces in the quarter ended December 31, 2008. The average realized gold price increased to $1,099 per ounce from $793 per ounce in the same quarter last year.

Sales for the year ended December 31, 2009 increased $47.1 million or 50% compared to the year ended December 31, 2008 due to both an increase of ounces of gold sold and an increase in the average realized gold price. The number of ounces of gold sold increased 32% to 143,698 in the year ended December 31, 2009 compared to 108,944 ounces in the year ended December 31, 2008. The average realized gold price increased to $979 per ounce in the year ended December 31, 2009 from $860 per ounce in the year ended December 31, 2008.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

 Gross profit for the quarter ended December 31, 2009 increased to $10.4 million from $7.1 million for the quarter ended December 31, 2008.  For the year ended December 31, 2009 gross profit increased to $42.6 million from $27.4 million for the year ended December 31, 2008 due primarily to the increase in sales. The Company recognized net losses of $29.4 million and $3.4 million for the quarters ended December 31, 2009 and 2008 respectively. For the year ended December 31, 2009 the Company recognized a net loss of $8.0 million versus a net loss of $4.3 million for the year ended December 31, 2008.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Year Ended
	December 31		December 31
	2009	2008	2009	2008
(unaudited)
($ in 000s)
Stock based compensation	$7,038	$564	$11,244	$1,262
Administration	5,792	3,249	16,411	12,571
Forward derivative loss	-	-	-	318
Forward fx derivative (gain) loss	(707)	2,718	(2,642)	2,623
Foreign exchange (gain) loss	(1,235)	272	(17,307)	(2,477)
Interest expense	22,459	1,493	28,847	11,584
Interest income	(1,405)	(391)	(4,203)	(3,850)

 Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price. On December 8, 2009 the Board amended the SAR plan retroactively to provide for accelerated vesting such that one-third will vest upon issuance, one-third will vest one year after grant, and one-third will vest two years after grant. The 2009 stock based compensation expense includes $1.4 million for DSUs, $1.9 million for RSUs, $7.6 million for SARs and $0.3 million for stock options.

Administration costs increased from $3.2 million during the quarter ended December 31, 2008 to $5.8 million during the quarter ended December 31, 2009 and increased from $12.6 million during the year ended December 31, 2008 to $16.4 million for the year ended December 31, 2009. Administration costs include legal and accounting and those costs associated with compliance with the Sarbanes-Oxley Act as well as costs for certain strategic initiatives conducted by the Company.  Given the Company’s development stage, administration costs are generally in-line with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized gain of $172,000 for the quarter ended December 31, 2009 versus an unrealized loss of $1.6 million for the quarter ended December 31, 2008 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $535,000 for the quarter ended December 31, 2009 versus a realized loss of $1.1 million for the quarter ended December 31, 2008 on forward foreign exchange contracts. For the year ended December 31, 2009 the Company recognized an unrealized gain of $3.7 million and a realized loss of $1.1 million compared to an unrealized loss of $4.1 million and a realized gain of $1.5 million for the year ended December 31, 2008. (See Risk Management Policies - Hedging).

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

A foreign exchange gain of $1.2 million was recognized during the quarter ended December 31, 2009 (gain of $17.3 million for the year ended December 31, 2009) versus a loss of $272,000 during the quarter ended December 31, 2008 (gain of $2.5 million for the year ended December 31, 2008) primarily due to volatility of the R$ and Cdn.$.  During the quarter ended December 31, 2009, foreign exchange gains were incurred primarily due to the Cdn.$ private placement notes. These foreign exchange gains were offset by foreign exchange losses incurred with respect to the cash on hand held in Brazil and Canada. During the year ended December 31, 2009 foreign exchange gains were incurred primarily due to taxes recoverable from the Brazil tax authorities and cash on hand held in Brazil and Canada. These foreign exchange gains were offset by foreign exchange losses incurred with respect to the Cdn.$ private placement notes. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense increased from $1.5 million during the quarter ended December 31, 2008 to $22.5 million during the quarter ended December 31, 2009. During September 2009, the Company issued $165 million of 4.5% unsecured convertible notes which bear interest at a rate of 4.5% per annum, payable semi-monthly in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014. The quarter ended December 31, 2009 includes $2.2 million accrued interest for the convertible notes. During November 2009, the Company redeemed Cdn.$85,372,000 of the outstanding principal of the private placement notes at 105% of the principal amount, and the redemption price of the  remaining Cdn.$878,000 of outstanding principal was 102% of the principal amount, plus accrued and unpaid interest. The interest expense for the quarter ended December 31, 2009 includes a total of $18.5 million for the redemption of the private placement notes related to the amortization of the remaining discount ($9.2 million), write-down of the private placement note call option ($4.0 million), and premium ($4.1 million) and interest ($1.2 million). (See Cash Flow Highlights)

Interest income increased from $391,000 during the quarter ended December 31, 2008 (year ended December 31, 2008 - $3.9 million) to $1.4 million during the quarter ended December 31, 2009 (year ended December 31, 2009 - $4.2 million). Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Year Ended
	December 31		December 31
	2009	2008	2009	2008
Operating activities	$1,189	$(5,537)	$31,923	$(1,410)
Financing activities	(74,957)	(1,701)	151,620	70,112
Investing activities	(26,944)	(13,906)	(85,500)	(89,297)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(3,614)	608	2,653	(4,556)
Increase (decrease) in cash for the period	(104,326)	(20,536)	100,696	(25,151)
Beginning cash balance	225,582	41,096	20,560	45,711
Ending cash balance1	$121,256	$20,560	$121,256	$20,560

1Cash balance excludes $3.1 million of restricted cash on December 31, 2008.

At December 31, 2009 and December 31, 2008, the Company had cash and cash equivalents of $121.3 million and $20.6 million, respectively.

Cash flow from operating activities generated $1.2 million of cash during the quarter ended December 31, 2009 versus $5.5 million consumed during the quarter ended December 31, 2008. Cash flow from operating activities generated $31.9 million of cash during the year ended December 31, 2009 versus $1.4 million consumed during the year ended December 31, 2008. Cash flow from operations during 2009 is due primarily to income from operations for the period.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Cash flow from financing activities consumed $75.0 million of cash during the quarter ended December 31, 2009 versus $1.7 million during the quarter ended December 31, 2008. During the year ended December 31, 2009 financing activities generated $151.6 million, primarily as a result of an equity financing in March 2009 that generated gross proceeds of Cdn.$86.3 million ($66.9 million) and the issuance of $165 million of 4.50% senior convertible notes in September 2009; which was offset by the redemption of the private placement notes for $82.1 million during November 2009. During the year ended December 31, 2008 financing activities generated $70.1 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn.$110.6 million ($109.6 million).

The Company used approximately one-half of the net proceeds from the sale of the convertible notes to redeem its outstanding 10.5% secured notes and the balance of the net proceeds will fund the exploration and pre-development of the Gurupi Project which the Company acquired on December 2, 2009 and for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures.

Investing activities consumed $26.9 million of cash during the quarter ended December 31, 2009 ($85.5 million for the year ended December 31, 2009) versus $13.9 million for the quarter ended December 31, 2008 ($89.3 million for the year ended December 31, 2008). The funds were primarily used for mineral exploration projects under development and the purchase of property, plant and equipment.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $3.6 million loss during the quarter ended December 31, 2009 ($2.7 million gain for the year ended December 31, 2009) compared to a $608,000 gain for the quarter ended December 31, 2008 ($4.6 million loss for the year ended December 31, 2008). This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements - 2009 Capital Spending Program
($ in 000s)

	Three Months Ended December 31, 2009	Year Ended December 31, 2009	Estimate for 2010
Turmalina	$6,605	$23,363	$20,784
Paciência	3,938	20,566	52,355
Caeté	19,490	32,495	59,196
Gurupi	-	-	6,092
Sabará	-	34	-
Other Spending 1	2,536	9,042	7,688
Total capital spending	$32,569	$85,500	$146,115

1Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head office spending.

The Company believes that its cash held in accounts, cash flow generated by operations and other identified sources of capital is sufficient to finance its operations and expansion plans for the foreseeable future.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Total Capital Spending during the Period
($ in 000s)

	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Capital spending - excluding exploration	$30,888	$78,331
Capital spending - exploration	1,681	7,169
Total capital spending	$32,569	$85,500

Amount paid in cash	32,569	85,500
Amount financed	-	-
Total capital spending	$32,569	$85,500

           The Company has identified four primary uses of capital during 2010.  These include:

(a)           mine development and processing capacity for the Caeté Project
(b)           Phase 1 expansion at the Turmalina operation
(c)           exploration at brownfield properties in the Iron Quadrangle
(d)           sustaining capital to maintain existing operations

Contractual Obligations

The Company’s contractual obligations as at December 31, 2009 are summarized as follows ($ in 000s):

	Less than 1 year	1 -3 years	3 - 5 years	More than 5 years	Total
Contractual Obligations
Notes Payable
Principal	$5,842	$6,918	$165,000	$-	$177,760
Interest	8,399	14,858	14,850	-	38,107
Operating Lease Agreements	20	-	-	-	20
Management Agreements1
Operations	1,068	595	-	-	1,663
Suppliers Agreements
Mine Operations2	1,836	-	-	-	1,836
Drilling3	551	-	-	-	551
Asset Retirement Obligations4	535	886	465	15,762	17,648
Total	$18,251	$23,257	$180,315	$15,762	$237,585

1	The term of the management agreements are one to two years. (See Note 20 to the Company's annual financial statements for the years ended December 31, 2009 and 2008.)
2	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
4	The asset retirement obligations are not adjusted for inflation and are not discounted.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Balance Sheet Highlights
($ in 000s)

	December 31	December 31
	2009	2008
Current assets	$178,572	$45,857
Long term assets	372,023	257,977
Total assets	$550,595	$303,834

Current liabilities	$44,409	$30,119
Long term liabilities	160,290	76,991
Total liabilities	$204,699	$107,110

Working capital increased $118.5 million from $15.7 million at December 31, 2008 to $134.2 million at December 31, 2009. On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). During September 2009, the Company sold 4.50% senior convertible notes due in 2014 for gross proceeds of $165 million. (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company purchased its outstanding 10.5% Secured Notes due March 23, 2012 during November 2009. (See Cash Flow Highlights)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at December 31, 2009, the Company has forward foreign exchange contracts to purchase R$ at a weighted average rate of 1.91 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
29-Jan-10	$1,000	R$	1,870
29-Jan-10	1,000		1,902
29-Jan-10	1,000		1,927
26-Feb-10	1,000		1,880
26-Feb-10	1,000		1,912
26-Feb-10	1,000		1,931
31-Mar-10	1,000		1,933
31-Mar-10	2,000		3,883
31-Mar-10	1,000		1,813
30-Apr-10	1,000		1,932
30-Apr-10	2,000		3,902
28-May-10	2,000		3,920
28-May-10	1,000		1,826
30-Jun-10	1,000		1,837
	$17,000	R$	32,468

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Year Ended
	December 31		December 31
	2009	2008	2009	2008
Unrealized (gain) loss	$(172)	$1,643	$(3,701)	$4,099
Realized (gain) loss	(535)	1,075	1,059	(1,476)
Total	$(707)	$2,718	$(2,642)	$2,623

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.  Moreover, there is no exposure as of the date of this filing.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $8.8 million for the year ended December 31, 2009. This compares to an income tax expense of $4.5 million for the year ended December 31, 2008. The current income tax provision reflects a current income tax expense of $5.0 million and a future income tax expense of $3.8 million. This compares to a current income tax expense of $6.1 million and a future income tax recovery of $1.6 million for the year ended December 31, 2008. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.  The expense is reduced by the recognition of NOL tax losses available to be used against future incomes taxes payable in Brazil.

The consolidated balance sheet reflects a current tax liability of $15.6 million at December 31, 2009 and $8.6 million at December 31, 2008; and a future tax liability of $11.8 million at December 31, 2009 and $nil at December 31, 2008.

The Company has approximately $39.3 million of tax losses available for carry forward in Canada and $27.8 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $1.6 million for the year ended December 31, 2009 (2008 - $719,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company incurred occupancy fees of $180,000 for the year ended December 31, 2009 (2008 - $180,000) to Brazilian Resources, Inc. (“BZI”), a founding and current shareholder, for use of administrative offices. As at December 31, 2009 prepaid expenses and sundry assets includes $126,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2008- $nil).

The Company also incurred consulting fees and administrative service charges of $603,000 from BZI for the year ended December 31, 2009 (2008 - $344,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at December 31, 2009 accounts payable and accrued liabilities includes $58,000 (December 31, 2008 - $39,000) due to BZI.

The Company recognized rental income of $nil from Prometálica Mineração Ltda (“PML”) and $nil from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the year ended December 31, 2009 (2008 - $9,000 from PML and $34,000 from PCO) for providing temporarily idle equipment and use of administrative offices. PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2009 prepaid expenses and sundry assets includes $nil from PML and $15,000 from PCO, (December 31, 2008 - $nil from PML and $12,000 from PCO). During 2009 the Company received $nil (2008 - $30,000) of royalty income relating to the NSR from PML.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at December 31, 2009 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$378,000 ($217,000), which will mature on December 31, 2011.  As at December 31, 2009, prepaid expenses and sundry assets include $217,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2008 - $162,000).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements for the year ended December 31, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a unit-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company’s audited financial statements for the year ended December 31, 2009 were prepared following accounting policies consistent with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the following changes in accounting principles.

(a) The Company adopted the following new CICA Handbook Standards:

(i)	Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs.  The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the standards on a retrospective basis on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This standard did not have a material impact on the Company’s financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” which is effective for interim and annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(iii)	Financial instruments - disclosures:

Amendments to Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk. Enhanced fair value measurements include disclosure relating to the level in the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques. The amendments clarify that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk.

(b)	Accounting Principles Issued but not yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within shareholders’ equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011. The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS. Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation.

The preliminary study involved a high level review of the major differences between current Canadian GAAP and IFRS as related to the Company’s accounting policies.

The Evaluation and Development phases involve the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between the Company’s accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Policy Committee, impact analysis of IT systems, development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation plans, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

The Implementation phase involves the implementation of changes to our information systems and business processes as identified through the evaluation and development phases of the changeover plan. Significant implementation phase milestones will include the development of IFRS compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations to Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company completed the preliminary study phase of the project which involved a high level review of the major differences between Canadian GAAP and IFRS as it related to the Company’s accounting policies, and expects to complete the final stages of the evaluation and development phases in the first half of 2010. Updates regarding the progress of the IFRS changeover project are provided to the Company’s audit committee on a quarterly basis.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As the Company continues its evaluation and development and implementation phases, and as changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below may be subject to change.

The Company performed the evaluation and assessment of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS1”) with the purpose of selecting optional exemptions allowed to the Company upon transition to IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The Company expects to elect the following optional exemptions which may have significant impact on the Company’s results:

to apply IFRS 3 Business Combinations prospectively from January 1, 2010 (the “Transition Date”);

to apply the borrowing cost exemption and apply IAS 23 Borrowing Costs prospectively from the Transition Date;

other available exemptions continue to be evaluated including the exemption related to decommissioning liabilities (asset retirement obligations).

Property, plant and equipment - Separate accounting for components of property, plant and equipment is applied more broadly under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Impairment of property, plant and equipment - Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any impairment losses where circumstances requiring the impairment charge have been changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Exploration and evaluation - IFRS 6, Exploration for and Evaluation of Mineral Resources, allows an entity to either develop a new policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

Other accounting policies - The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and decommissioning liabilities (asset retirement obligations).

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the company’s reported financial position and results of operations. As the Company is still in the evaluation and development phases and has not yet selected all of its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances as they arise. The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date. Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated. The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Average sales price per oz of gold	$1,099	$979
less
Cost per oz of gold produced	539	468
equals
Cash operating margin per oz of gold	$560	$511

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs per statement of operations1	$19,306,000	$70,117,000
Change in inventory 2	2,548,000	2,396,000
Operational cost of gold produced 3	21,854,000	72,513,000
divided by
Tonnes processed	357,000	1,403,000
equals
Cost per tonne processed	$61.20	$51.70

Turmalina Cash Operating Cost per tonne processed	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs	$9,291,000	$33,029,000
Change in inventory 2	1,970,000	2,016,000
Operational cost of gold produced 3	11,261,000	35,045,000
divided by
Tonnes processed	179,000	588,000
equals
Cost per tonne processed	$63.00	$59.60

Paciência Cash Operating Cost per tonne processed	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs	$10,015,000	$33,667,000
Change in inventory 2	578,000	(612,000)
Operational cost of gold produced 3	10,593,000	33,055,000
divided by
Tonnes processed	178,000	646,000
equals
Cost per tonne processed	$59.30	$51.20

Sabará Cash Operating Cost per tonne processed	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production cost	$-	$3,421,000
Change in inventory 2	-	992,000
Operational cost of gold produced 3	-	4,413,000
divided by
Tonnes processed	-	169,000
equals
Cost per tonne processed	$-	$26.10

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs per statement of operations1	$19,306,000	$70,117,000
Change in inventory 2	2,195,000	2,471,000
Operational cost of gold produced 3	21,501,000	72,588,000
divided by
Gold produced (oz)	39,890	155,102
equals
Cost per oz of gold produced	$539	$468

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs	$9,291,000	$33,029,000
Change in inventory 2	1,798,000	1,767,000
Operational cost of gold produced 3	11,089,000	34,796,000
divided by
Gold produced (oz)	21,184	82,070
equals
Cost per oz of gold produced	$523	$424

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs	$10,015,000	$33,667,000
Change in inventory 2	397,000	(200,000)
Operational cost of gold produced 3	10,412,000	33,467,000
divided by
Gold produced (oz)	18,707	66,671
equals
Cost per oz of gold produced	$556	$502

Sabará Cash Operating Cost per oz produced	Three Months Ended December 31, 2009	Year Ended December 31, 2009
Production costs	$-	$3,421,000
Change in inventory 2	-	904,000
Operational cost of gold produced 3	-	4,325,000
divided by
Gold produced (oz)	-	6,360
equals
Cost per oz of gold produced	$-	$680

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

1	Production costs do not include cost of goods sold adjustment of approximately $1.5 million for the three months ended December 31, 2009 and $4.2 million for the year ended December 31, 2009.

2
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes during the year ended December 31, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At March 22, 2010, the Company has 84,024,648 issued and outstanding common shares, as well as 4,286,500 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach

A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp

Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade

The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentration of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1

Gil Clausen3, 4

William E. Dow3

Gary E. German1,2,4
Chairman

Anthony F. Griffiths1, 2, 3

Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, NewYork

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”